FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549



                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE MONTH OF FEBRUARY, 2002


                         CENARGO INTERNATIONAL PLC
              (Translation of registrant's name into English)

                              Puttenham Priory
                                 Puttenham
                               Surrey GU3 1AR
                               United Kingdom
                  (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F
                                  ---              ---

     Indicate  by check mark  whether  the  registrant  by  furnishing  the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes        No X
                                  ---       ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is Cenargo International Plc's quarterly report for the period ended December 28, 2001 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and Unaudited Consolidated Financial Statements.

                         CENARGO INTERNATIONAL PLC
                              QUARTERLY REPORT
                             DECEMBER 28, 2001

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS


GENERAL

Cenargo, an English company, is a diversified international transportation group specializing in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended December 28, 2001 compared to three months ended December 31, 2000.

OPERATING REVENUES

Operating revenues increased in the first quarter ended December 28, 2001 (the `2001 quarter') by 0.9 million pounds sterling to 30.9 million pounds sterling compared to 30.0 million pounds sterling in the first quarter ended December 31, 2000 (the `2000 quarter'). This increase was comprised of a 0.5 million pounds sterling increase in ferry service revenues and a
0.4 million pounds sterling increase in logistics and other revenues. The increase in ferry service revenues was mainly due to improved volumes and rates particularly in the Ferrimaroc service. The increase in logistics and other revenue was mainly due to the increased volume following the increase in the Company's warehousing capability.

OPERATING EXPENSES

Vessel and other operating costs decreased in the 2001 quarter by 1.6 million pounds sterling to 23.5 million pounds sterling compared to 25.1 million pounds sterling in the 2000 quarter. This mainly resulted from the purchase of Lagan and Mersey Viking in March 2001 and the resultant reduction in charter hire costs which more than compensated for the actual operating costs of the vessels now owned.

Depreciation for the 2001 quarter has increased by 0.2 million pounds sterling to 2.1 million pounds sterling compared to 1.9 million pounds sterling in the 2000 quarter. This is principally due to the acquisition of the Lagan and Mersey Viking in March 2001.

Amortization of drydocking for the 2001 quarter decreased by 0.2 million pounds sterling to 0.3 million pounds sterling from 0.5 million pounds sterling in the 2000 quarter mainly due to the incidence of drydockings and the lower cost of drydocking the Company's fleet because of the inclusion of several new vessels.

General administrative expenses for the 2001 quarter increased by 0.3 million pounds sterling to 2.2 million pounds sterling compared to 1.9 million pounds sterling in the 2000 quarter primarily due to increased staffing levels in the logistics business and ferry operations.

Foreign exchange gain for the 2001 quarter has increased by 0.2 million pounds sterling gain mainly as a result of more favourable exchange rates.

Primarily as a result of these developments the total operating expenses decreased by 1.5 million pounds sterling to 28.3 million pounds sterling for the 2001 quarter compared to $29.8 million for the 2000 quarter.

NET OPERATING INCOME

As a result of the foregoing factors, net operating income increased by 2.4 million pounds sterling to 2.6 million pounds sterling for the 2001 quarter compared to 0.2 million pounds sterling for the 2000 quarter.

OTHER INCOME/EXPENSES

Interest income decreased by 0.1 million pounds sterling in the 2001 quarter to 0.1 million pounds sterling compared to 0.2 million pounds sterling in the 2000 quarter mainly as a result of lower interest rates.

Interest expense increased by 0.5 million pounds sterling in the 2001 quarter to 3.6 million pounds sterling compared to 3.1 million pounds sterling in the 2000 quarter. This mainly resulted from the financing of the Lagan and Mersey Viking acquired in March 2001.

NET INCOME (LOSS) BEFORE INCOME TAXES

As a result of the foregoing, net income increased by 1.7 million pounds sterling to a net loss of 0.9 million pounds sterling for the 2001 quarter compared to a net loss of 2.7 million pounds sterling for the 2000 quarter. EBITDA generated was 5.3 million pounds sterling for the 2001 quarter compared to 3.0 million pounds sterling for the 2000 quarter.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at December 28, 2001 was 23.0 million pounds sterling compared to 23.6 million pounds sterling at December 31, 2000. The decrease of 0.6 million pounds sterling is mainly attributable to a net income for the twelve months of 0.6 million pounds sterling less an accumulated other comprehensive income adjustment of 1.2 million pounds sterling mainly relating to currency translation and fair value of derivative adjustments.

Long term debt at December 28, 2001 consisted of $172.7 million of 9 3/4% First Priority Ship Mortgage Notes. Sterling equivalent 116.4 million pounds sterling.

At December 28, 2001 the Company had cash and cash equivalents of 9.2 million pounds sterling compared with 8.5 million pounds sterling at December 31, 2000. Of the 9.2 million pounds sterling at December 31, 2001
3.1 million pounds sterling is held in escrow mainly as collateral in connection with the operating lease for RoPax 4 ("Midnight Merchant"). After taking into account the semi-annual interest payment on the Notes of $8.5 million in December 2001, the Company's free cash at December 31, 2001 was 6.1 million pounds sterling.

SEGMENT ANALYSIS

IRISH SEA

All of the Company's four services on the Irish Sea performed strongly during October and November 2001 with the normal fall off in volumes in December for Christmas and New Year. The Heysham Belfast service operated with three vessels compared to the same quarter in the previous year.

The ETU's (equivalent trailer units) carried during the quarter were as follows:

LIVERPOOL - BELFAST    30,918
LIVERPOOL - DUBLIN     29,235
HEYSHAM - BELFAST      27,266
HEYSHAM - DUBLIN       15,789

Work is progressing well on the Liverpool river berth and we expect the first of the two heads to be operational in May 2002 and the second head in August 2002.

The Company increased rates for all of its customers. Generally speaking these have been accepted without too much loss of business. Despite significant competition we expect the overall increase to be approximately 3% which should improve results from March 2002 onwards.

LOGISTICS

The logistics' division results for October were adversely affected by the start up costs associated with new warehouses leased in the Midlands (Milton) and Heathrow (Heston).

FERRIMAROC

Ferrimaroc, the passenger, car and freight service operated by the Company between Southern Spain and Eastern Morocco, has had a better quarter than last year since the summer. An agreement has been reached with the competitor pool to operate a joint sailing program during the winter season. As a result, the Company's losses have been significantly less than budgeted. Market share in January 2002 was over 52% Southbound and over 59% Northbound.

SHIPOWNING AND CHARTERING

EBITDA of 0.8 million pounds sterling includes 1.3 million pounds sterling from the chartering out of vessels, less Head Office costs of 0.5 million pounds sterling.

EUROPEAN MONETARY UNION - EURO

On  January  1,  1999,  eleven  member  countries  of  the  European  Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro, the Company's businesses trade extensively within the Euro Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available.
Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi-purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

            Unaudited Consolidated Statements of Income

            Three Months Ended December 28, 2001, 2000
                (Expressed in pounds sterling 000)


                                            2001       2000

OPERATING REVENUES
Charterhire income                          3,939      3,867
Ferry service income                       20,664     20,243
Logistics and other income                  6,297      5,901
                                          --------------------
                                           30,900     30,011
OPERATING EXPENSES
Vessel and other operating costs           23,513     25,124
Depreciation                                2,087      1,927
Amortization of drydocking                    325        563
Goodwill amortization                         296        303
General and administrative exps             2,290      1,929
Foreign exchange (gain) loss                 (171)       (35)
                                          --------------------
                                           28,340     29,811

OPERATING INCOME                            2,560        200

OTHER INCOME (EXPENSE)
Interest income                                78        190
Interest expense                           (3,585)    (3,088)
Gain on disposal of assets                      -          2
                                          --------------------
                                           (3,507)     2,896


INCOME (LOSS) BEFORE INCOME TAXES            (947)    (2,696)
Income taxes                                  284        950
Minority Interests                              -          -

NET INCOME (LOSS)                            (663)    (1,746)
                                          --------------------


ADDITIONAL FINANCIAL INFORMATION
EBITDA                                      5,268      2,995
EBITDA to interest expense, net               1.5x      1.0x

               Unaudited Consolidated Balance Sheets
                   As of December 28, 2001, 2000
                (Expressed in pounds sterling 000)

                                                   2001           2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents                         6,096          5,397
Cash held in escrow and blocked deposits          3,124          3,124
Trade accounts receivable                        21,460         20,560
Other receivables                                 1,378          2,145
Due from joint ventures                               -              7
Inventories                                         636          1,090
Prepaid expenses and accrued income               3,780          3,445
                                               ----------     ----------
                                                 36,474         35,768

Land and buildings                               11,539         11,891
Vessels and equipment                           131,654         91,281
Loans to joint ventures                           2,728          2,487
Other investments                                     1            352
Goodwill, net                                    19,286         20,403
Deferred charges, net                             5,444          6,991
Pension fund debtor                               3,659          3,467
                                               ----------     ----------
Total assets                                    210,785        172,640
                                               ----------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt              4,317            836
Capital lease obligations                           882            257
Trade accounts payable                            6,644         11,370
Accrued expenses                                  5,767          4,277
Accrued interest - ship mortgage notes              619            507
Other creditors                                   4,413          2,063
                                               ----------     ----------
                                                 22,642         19,310

LONG-TERM LIABILITIES
Long-term debt                                   37,601          2,867
Ship mortgage notes                             116,411        115,645
Capital lease obligations                           595          1,292
Other creditors                                     329            204
Deferred taxation                                10,230          9,749
                                               ----------     ----------
Total liabilities                               165,166        149,067
                                               ----------     ----------

SHAREHOLDERS' EQUITY
Share capital                                        12             12
Accumulated other comprehensive income:
   cumulative translation adjustment               (391)           859
Retained earnings                                23,356         22,702
                                               ----------     ----------
Total shareholders' equity                       22,977         23,573
                                               ----------     ----------

Total liabilities and shareholders' equity      210,785        172,640
                                               ----------     ----------

          Unaudited Consolidated Statements of Cash Flows

            Three Months Ended December 28, 2001, 2000
                (Expressed in pounds sterling 000)

                                                        2001           2000
OPERATING ACTIVITIES
NET INCOME (LOSS)                                       (663)        (1,746)

Amortization of drydocking                               325            563
Accumulated other income (including foreign
 exchange gain)                                       (2,695)          (401)
Depreciation & fixed assets and deferred charges       2,087          1,927
(Gain) loss on disposition of fixed assets                 -             (2)
Goodwill amortization                                    296            303
(Increase) decrease in trade debtors                  (1,201)          (988)
(Increase) decrease in other debtors                   2,045         (4,165)
(Increase) decrease in stock                             204            (63)
(Increase) decrease in prepayments and accrued
 income                                                4,476          3,561
Increase (decrease) in trade creditors                (4,160)         5,204
Increase (decrease) in other creditors                 1,097         (2,886)
Increase (decrease) in accrued expenses               (4,856)        (1,778)
Increase (decrease) in deferred tax liability           (284)         (950)
Increase in deferred charges                            (414)             -
                                                    ----------     ----------
Net cash (used) in operating activities               (5,041)        (1,421)
                                                    ----------     ----------

INVESTING ACTIVITIES
Additions to vessels and equipment                      (557)             -
Additions to vessels under construction                    -              -
Additions to land and buildings                            -              -
Purchase of subsidiary companies, net of
 cash acquired                                             -              -
Proceeds from sale of capital assets                       -              2
                                                    ----------     ----------
                                                        (557)             2
                                                    ----------     ----------

FINANCING ACTIVITIES
Proceeds from long-term debt                               -              -
Repayment of long-term debt                             (945)             -
Due to joint ventures                                    (84)           372
Repayments of capital leases                             (13)          (469)
                                                    ----------     ----------
                                                      (1,022)           (97)

Net increase (decrease) in cash and
 cash equivalents                                     (5,592)        (1,516)
Cash and cash equivalents at beginning of period      14,812         10,037
                                                    ----------     ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD             9,220          8,521
                                                    ----------     ----------

            NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 28, 2001, 2000


1.   INTERIM ACCOUNTING POLICY

     In the  opinion  of  management  of  Cenargo  International  Plc  (the
     "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the three months ended December 28, 2001 and December 31 2000. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the three months ended December 28, 2001 and December 31, 2000 are not necessarily indicative of what operating results may be for the full year.

2.   CHANGES IN SHAREHOLDER'S EQUITY

                                  Accumulated other     Ordinary
                                      comprehensive        share     Retained
                                             income      capital     earnings
                                         ----------   ----------   ----------
                                          (amounts in pounds sterling 000)

     Balance at September 30, 2001           (391)          12       24,019
     Net income (loss)                          -            -         (663)
                                         ----------   ----------   ----------
     Balance at December 28, 2001            (391)          12       23,356
                                         ==========   ==========   ==========

b)

     Balance at September 30, 2000          1,041           12       24,448
     Net income (loss)                       (182)           -       (1,746)
                                         ----------   ----------   ----------
     Balance at December 28, 2000             859           12       22,702
                                         ==========   ==========   ==========


3.   CONTINGENT LIABILITIES AND ASSETS

     (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

     (b) The Company has entered a claim for damages in the amount of Spanish Pesetas 3,800,000 against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company continues to pursue the case. The Company under an agreement with the Spanish Government has received two billion pesetas on delivery of RoPax three and four as partial settlement of the claim.

4.   SEGMENT INFORMATION

     The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: Ship owning and Operating, Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. The Shipowning and Operating segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

     The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortization of dry-docking and special survey costs, amortization of goodwill, gain or loss from joint ventures and minority interest.

     Certain financial information is presented below: amounts are in thousands of pounds Sterling


                                         Shipowning
                                                and    Irish Sea                 Logistics
                                         Chartering      Ferries   Ferrimaroc    and Other        Total
                                         ----------   ----------   ----------   ----------   ----------
     Three Months to December 28, 2001
     Revenue                                3,939       18,463        2,200        6,298       30,900
     EBITDA                                   855        4,296           89           28        5,268
     Tangible assets                        8,552      119,529        9,769        5,343      143,193
     Capital expenditures                       -          254            -          303          557

     Three months to December 31, 2000
     Revenue                                3,867       18,639        1,604        5,901       30,011
     EBITDA                                   707        2,262         (343)         369        2,995
     Tangible assets                        4,059       82,349       10,833        5,931      103,772
     Capital expenditures                       -            -            -            -            -


     EBITDA for all reportable  segments differs from  consolidated  income
     (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars:

            NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 28, 2001, 2000


4.   SEGMENT INFORMATION (CONTINUED)


                                             Three months Ended December 28
                                                  2001           2000
                                               ----------     ----------

     EBITDA                                       5,268          2,995
     Reconciling items:
     Depreciation                                (2,087)        (1,927)
     Amortization of goodwill                      (296)          (303)
     Amortization of drydocking                    (325)          (563)
     Net interest expense                        (3,507)        (2,898)
                                               ----------     ----------
     (Loss) income before taxes                    (947)        (2,696)
                                               ----------     ----------

                              FLEET LIST AT DECEMBER 28, 2001

                                                                        Year
Vessel Name         (FN)    Vessel Type         Capacity                Built     Flag
------------------  ----    ---------------     -------------------     -----     ----------------------
MERCHANT BRAVERY     C      RoRo                40 cars                  1978     Bahamas
                                                100 trailer units

MERCHANT BRILLIANT   C      RoRo                40 cars                  1979     Bahamas
                                                100 trailer units

MERCHANT VENTURE     C      RoRo                55 trailer units         1979     British (Isle of Man)

RIVER LUNE           C      RoRo                49 cars                  1983     Bahamas
                                                93 trailer units

SAGA MOON            C      RoRo                50 cars                  1984     British (Gibraltar)
                                                72 trailer units

MISTRAL              C      Passenger/Car       2,386 passengers         1981     Bahamas
                            Ferry               700 cars

SCIROCCO             C      Passenger/Car       1,315 passengers         1974     Bahamas
                            Ferry               296 cars
                                                30 trailer units

DAWN MERCHANT        C      RoPax               250 passengers           1998     British (Isle of Man)
                                                136 trailer units

BRAVE MERCHANT       C      RoPax               250 passengers           1999     British (Isle of Man)
                                                136 trailer units

NORTHERN MERCHANT    *      RoPax               250 passengers           2000     British
                                                136 trailer units

MIDNIGHT MERCHANT    *      RoPax               250 passengers           2000     Bahamas
                                                136 trailer units

LAGAN VIKING                RoPax               330 passengers           1997     Italian
                                                180 trailer units

MERSEY VIKING               RoPax               330 passengers           1997     Italian
                                                180 trailer units

C    Collateral vessel securing 9 3/4% Ship Mortgage Notes

*    Operated under an operating lease.



                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                         CENARGO INTERNATIONAL PLC
                                (registrant)




Dated:  February 26, 2002           By: /s/ Michael Hendry
                                    ------------------------
                                    Michael Hendry
                                    Chairman